Mail Stop 3561

September 8, 2008

Mr. Daley Mok, Chief Financial Officer
Network CN Inc.
21/F., Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong

> **Re:** **Network CN Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 8, 2008**
> **File No. 000-30264**

Dear Mr. Mok:

We have completed our review of your Item 4.01 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant